UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

REYNOLDS AMERICAN INC.
(Name of Issuer)

Common Stock (par value $0.0001 per share)
(Title of Class of Securities)

761713106
(CUSIP Number)

Nicola Snook
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
+44 20 7845 1000

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
+1 (212) 474-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 20, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

Brown & Williamson Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
446,668,038

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
446,668,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
446,668,038

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.3%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

Louisville Securities Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF, WC, BK and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
601,368,171*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
601,368,171*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
601,368,171*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%

14	TYPE OF REPORTING PERSON
CO

* Consists of an aggregate of 446,668,038 shares of common stock (“Common Stock”) of Reynolds American Inc. (the “Issuer”) held by Brown & Williamson Holdings, Inc. (“B&W”) and 154,700,133 shares of Common Stock held by Louisville Securities Limited (“Louisville”). B&W is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville.

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

British American Tobacco p.l.c.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF, WC, BK and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
601,368,171*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
601,368,171*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
601,368,171*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%

14	TYPE OF REPORTING PERSON
CO

* Consists of an aggregate of 446,668,038 shares of common stock (“Common Stock”) of Reynolds American Inc. (the “Issuer”) held by Brown & Williamson Holdings, Inc. (“B&W”) and 154,700,133 shares of Common Stock held by Louisville Securities Limited (“Louisville”). B&W is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville. Louisville is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c.

This statement constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D (the “Original Schedule 13D” and, as amended, the “Amended Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on June 19, 2015, amended by Amendment No. 1 filed on July 26, 2016 and Amendment No. 2 filed on September 15, 2016, relating to shares of the common stock (the “Common Stock”), par value $0.0001 per share, of Reynolds American Inc. (the “Issuer”), a North Carolina corporation, beneficially owned by Brown & Williamson Holdings, Inc. (“B&W”), Louisville Securities Limited (“Louisville”) and British American Tobacco p.l.c. (“BAT”).  This Amendment No. 3 amends the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.  Capitalized terms used but not defined in this Amendment No. 3 have the meanings assigned to them in the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. It is anticipated that the funding of such proposal will consist of newly issued BAT common stock and cash consideration financed by a combination of BAT’s available cash and debt financing.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

On October 20, 2016, BAT submitted a preliminary non-binding letter (the “Proposal Letter”) to the board of directors of the Issuer proposing a transaction whereby the Issuer would merge into a wholly owned subsidiary of BAT and each outstanding share of Common Stock not beneficially owned by the BAT Group would be converted into the right to receive 0.5502 BAT shares and $24.13 in cash (the “Proposal”). As described in the Proposal Letter, the proposed transaction is subject to a number of conditions, including the approval of the independent directors of the Issuer not designated by BAT (the “Other Directors”) in compliance with the Governance Agreement, the completion of limited confirmatory due diligence and the negotiation and execution of definitive transaction documents mutually acceptable to and approved by the board of directors of both BAT and the Issuer. The definitive documents are expected to condition consummation of the merger on regulatory approvals, the approval of the stockholders of BAT and the Issuer, including a majority of the votes cast on the proposed transaction by holders of the Common Stock not owned by the BAT Group, registration of the BAT stock consideration with the SEC and other customary conditions. No assurances can be given that a definitive agreement with respect to the Proposal will be entered into or that a transaction will be consummated. On October 21, 2016, BAT issued a regulatory news service announcement (“RNS announcement”) in connection with the Proposal Letter.

The Proposal could result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including a merger or other extraordinary transaction involving the Issuer, the delisting of the Issuer’s securities from the New York Stock Exchange, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. One or more members of the BAT Group are expected to take actions in furtherance of the Proposal or any amendment thereof.

Subject to compliance with the terms of the Governance Agreement, the BAT Group may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock; propose, pursue, or choose not to pursue the Proposal; change the terms of the Proposal Letter, including the price, conditions, or scope of the transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the transaction described in the Proposal Letter; otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters.

While the Proposal remains under consideration or negotiation by the Issuer and its board of directors, the BAT Group may respond to inquiries from the Issuer and its board of directors or their respective representatives. The BAT Group does not intend to update additional disclosures in the Amended Schedule 13D regarding the Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. or UK securities laws.

The Proposal Letter provides that it does not create any legally binding obligations and that no such obligations will exist unless and until mutually acceptable definitive documentation has been executed and delivered. No binding obligation on the part of the Reporting Persons or any of its affiliates will arise with respect to the filing of this Amended Schedule 13D.

Other than as described above and in the Proposal Letter, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they and their affiliates reserve the right to formulate such plans or proposals in the future. If the proposed transaction is not consummated, BAT and its affiliates will continue to regularly review and assess its investment in the Issuer and depending on market conditions and other factors may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

A copy of the Proposal Letter submitted to the Issuer’s board of directors is filed herewith as Exhibit 99.10 and incorporated herein by reference. A copy the RNS announcement is filed herewith as Exhibit 99.11 The foregoing descriptions of the Proposal Letter and RNS announcement do not purport to be complete and are qualified in their entirety by reference to the Proposal Letter and RNS announcement, respectively, filed herewith.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Amended Schedule 13D is hereby amended by deleting the last sentence of paragraph (a) thereof and replacing it in its entirety with the following sentence:

The B&W owned shares comprise approximately 31.3% of the outstanding shares of Common Stock, the Louisville owned shares comprise approximately 10.9% of the outstanding shares of Common Stock and the Shares comprise approximately 42.2% of the outstanding shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.10  Proposal Letter, dated October 20, 2016, from British American Tobacco p.l.c. to the board of directors of Reynolds American Inc.
Exhibit 99.11  RNS announcement, issued October 21, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 21, 2016

Brown & Williamson Holdings, Inc.

By:	/s/ Timothy J. Hazlett
Name: Timothy J. Hazlett
Title: Director

Louisville Securities Limited

By:	/s/ Steve Dale
Name: Steve Dale
Title: Director

British American Tobacco p.l.c.

By:	/s/ Nicola Snook
Name: Nicola Snook
Title: Company Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.10	Proposal Letter, dated October 20, 2016, from British American Tobacco p.l.c. to the Board of Directors of Reynolds American Inc.
99.11	RNS announcement, issued October 21, 2016